UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 001-38261

Kaixin Holdings

(Registrant’s name)

Unit B2-303-137, 198 Qidi Road

Beigan Community, Xiaoshan District

Hangzhou, Zhejiang Province

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXHIBIT INDEX

Exhibit
No.	Description
99.1	Press Release: Kaixin Holdings Announces Receipt of Nasdaq Delisting Determination and Submission of Appeal

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 22, 2024

Kaixin Holdings

By:	/s/ Yi Yang
Name:	Yi Yang
Title:	Chief Financial Officer